Royal Caribbean Cruises Ltd.

1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY ROYAL CARIBBEAN CRUISES LTD.

May 14, 2019

Ms. Theresa Brillant
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-3561
cc:            Andrew Mew

RE:      Royal Caribbean Cruises Ltd.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 22, 2019
File No. 001-11884

Dear Ms. Brillant:
This letter indicates the responses of Royal Caribbean Cruises Ltd. (the "Company") to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") set forth in your letter dated April 30, 2019 in relation to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 22, 2019 (the "Form 10-K").

For your convenience, we have set forth below in bold and italicized type each of the Staff's comments to the Form 10-K followed in each case by the Company's response.

Form 10-K for the Year Ended December 31, 2018

Executive Overview, page 46

1.  Please refer to comment two in your response letter dated May 3, 2017. In this regard, we note your intended disclosure in future filings to discuss changes in comparable GAAP measures with equal or greater prominence when discussing non-GAAP measures, specifically a discussion on "gross yields" in the case of "net yields on a constant currency basis", "gross cruise costs" in the case of "net cruise costs excluding fuel" and "onboard revenues" in the case of "net onboard revenue on a constant currency basis." It appears that the discussion in the Executive Overview on page 46 of the non-GAAP measures "net yields on a constant-currency basis", "net onboard revenue", and "net cruise costs excluding fuel" is not balanced with a discussion on GAAP measures with equal or greater prominence. Please advise.

Response:

We acknowledge the Staff's comment that the Executive Overview as currently written appears to present an unbalanced view of non-GAAP and comparable GAAP measures.  We respectfully wish to convey to the Staff our opinion that the Executive Overview, when viewed in the context of the entire MD&A, presents a balanced view.  The MD&A contains numerous prominent references to GAAP financial measures, and the Company is aware of the Staff's guidance in CDI 102.10 which states that the determination of whether a non-GAAP measure is more prominent than the comparable GAAP measure generally depends on the facts and circumstances in which the disclosure is made.  The Company believes that the facts and circumstances around the GAAP disclosures in its MD&A supports a conclusion that they are equally as prominent as the non-GAAP disclosures. Nevertheless, the Company acknowledges the Staff's position that the additional disclosures should be in the Executive Overview.  Accordingly, the Company agrees in future filings to either expand its disclosures or remove references to the non-GAAP measures in the Executive Overview.

Note 4. Revenues, page F-18

2.  We note that rewards are offered to guests through loyalty programs. Please tell us your consideration of identifying the points awarded to guests as a separate performance obligation and allocating the transaction price (i.e. cost of a cruise ticket) to the cruise and the loyalty points. See ASC 606-10-25-14 and ASC 606-10-55-353 through 356.

Response:

Our loyalty programs were established to encourage repeat business and consist, broadly, of two types of benefits: (1) complimentary cruise benefits and (2) all other status benefits including but not limited to, priority ship embarkation, priority waitlist for shore excursions, discounts on laundry and internet services, onboard discount coupons, upgraded bathroom amenities, ship tours and stateroom upgrades. Guests achieve tiered status and the related benefits associated with the respective tier based on achieving a certain level of cruise points which are earned in proportion to the number of cruise days and stateroom category purchased, with the complimentary cruise benefit requiring the highest level of cruise days purchased by our guests. Loyalty benefits do not expire and, except for complimentary cruises, are not reduced when rewards are accessed by guests.  Once a guest takes a complimentary cruise, however, the benefit is consumed and the guest must purchase a certain number of additional cruises to re-establish this benefit. Overall, the aforementioned benefits offered to our guests through our loyalty programs are immaterial to our consolidated financial statements.  Specifically, the annual value of complementary cruises historically redeemed has been less than $[***] and the annual value of tiered status benefits provided to our loyalty guests, at the time of adoption, was approximately $[***] or [***]% of our total revenues.
Pursuant to ASC 606-10-25-14, we first assessed the goods and services promised within the cruise ticket contract to identify our performance obligations to our guests.  A key consideration was whether certain loyalty program benefits, obtained by purchasing a cruise ticket contract, constituted a "material right," and therefore a performance obligation that required an allocation of the transaction price (i.e. cost of a cruise ticket) between the cruise and the loyalty benefits in accordance with ASC 606.
The first benefits category we considered under ASC 606 was our complimentary cruise benefit, which we believe provides a "material right" (pursuant to ASC 606-10-25-18) that should be accounted for as a separate performance obligation to which a portion of the transaction price should be allocated to that performance obligation on a standalone selling price basis.  Under our loyalty programs, a guest can earn a complimentary cruise after completing a specific number of cruises (i.e., approximately [***] cruises based on a [***] cruise itinerary).  Considering the high volume of cruises needed to accumulate enough points to earn this complimentary cruise benefit, the vast majority of cruises taken by loyalty program members will never result in a complimentary cruise being earned.  Historically, less than [***]% of our guests under our loyalty programs have earned and redeemed a complimentary cruise.  As a result, we concluded that the complimentary cruise benefit is a material right requiring allocation of the transaction price (i.e. cost of a cruise ticket) in accordance with ASC 606-10-25-14 and ASC 606-10-55-353 through 356. However, given the immateriality of the redemption rate and associated value of the complimentary cruise benefit to our consolidated financial statements, we have not accounted for this benefit separately from the cruise ticket upon adoption of ASC 606.
The second category of benefits considered under our loyalty programs were various other status benefits offered to our loyalty program members. Of these benefits, we viewed only those benefits that we sell on a standalone basis or, to the best of our knowledge, are sold separately by our competitors as goods and services that should be analyzed as to whether they represent separate performance obligations under ASC 606.

These benefits include discounts on stateroom upgrades, internet service, spa services, laundry, specialty restaurants, food and beverage items and other discount coupons ("tiered status benefits").
We evaluated whether the aforementioned tiered status benefits available under our loyalty programs provide a material right, and determined that status and the related benefits available to our loyalty guests represents a marketing incentive rather than a material right. In our evaluation, we considered the guidance in the AICPA Revenue Recognition Audit and Accounting Guide, which encompasses the efforts of the AICPA's 16 industry task forces in addressing ASC 606 implementation topics. Our determination that the tiered status benefits are not a material right and a separate performance obligation was based on our practice of providing similar status benefits to guest who have not earned status with our brands through the appropriate level of past qualifying revenue transactions and accumulation of cruise points.  Guests who have not earned status obtain similar tiered status benefits through our customary promotional programs, which we consistently use to attract new customers and incentivize future sales.  In addition, we do not separately sell tiered status, the benefits offered under our loyalty programs do not result in losses on anticipated future cruise to be taken by the guests and tiered status under our loyalty programs is not transferable to others. Our evaluation considered an aggregate of transactions over a period of time, leading to our conclusion that tiered status under our loyalty programs should be accounted for as a marketing incentive. Therefore, we have not accounted for these tiered status benefits as a separate performance obligation upon adoption of ASC 606.
We will continue to evaluate any changes to our loyalty programs in the future to determine whether such changes result in the recognition of a separate performance obligation.
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If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 539-6174.

                                                                  Very truly yours,

                                                                   /s/ JASON T. LIBERTY

                                                                   Jason T. Liberty
                                                                   Chief Financial Officer